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Total Pages: 16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB /A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Summit Resources Limited
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Western Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Paladin Resources Ltd
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

David Berrie
Executive Director - Corporate
Summit Resources Limited
15 Rheola Street, West Perth WA 6005, Australia
+61 8 9322 9100
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 15, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

1. Bidder's Statement, with attachments*
2. Second Supplementary Bidder's Statement

* Previously furnished on Form CB on March 16, 2007.

Item 2. Informational Legends

See inside cover page of the Second Supplementary Bidder's Statement.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits

None.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Paladin Resources Ltd on March 16, 2007.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2007

PALADIN RESOURCES LTD

Name: Mr John Borshoff
Title: Managing Director

This document is a supplementary bidder's statement under section 643 of the Corporations Act 2001 (Cth). It is the second supplementary bidder's statement **(Second Supplementary Bidder's Statement)** issued by Paladin Resources Ltd ABN 47 061 681 098 **(Paladin)** in relation to its off market takeover bid for all the fully paid ordinary shares in Summit Resources Limited ABN 86 009 474 775 **(Summit)**.

This Second Supplementary Bidder's Statement supplements, and should be read together with, Paladin's bidder's statement dated 27 February 2007 **(Bidder's Statement)** and Paladin's first supplementary bidder's statement dated 15 March 2007.

Four key reasons why Summit shareholders should accept Paladin's Offer.

- Contrary to the Summit Board's assertion, which is made without any independent support, the *valuation of Summit* implied by the Offer is fair and reasonable.
- Paladin is better equipped than Summit to develop Mt Isa and will do so in a professional and timely manner.
- The Summit Board cannot substantiate the suggestion that Paladin shares are overvalued: on the contrary, accepting Summit shareholders will continue to enjoy excellent upside potential through owning Paladin shares.
- There are no sinister motives behind the Offer: it represents a win-win outcome for Summit and Paladin shareholders.

Each of these points is explained in detail inside.



PALADIN RESOURCES LTD

ABN 47 061 681 098

Second Supplementary Bidder's Statement

PALADIN RESOURCES LTD
OFFER TO PURCHASE ALL OUTSTANDING ORDINARY SHARES OF SUMMIT RESOURCES LIMITED

INFORMATION FOR U.S. SHAREHOLDERS OF SUMMIT RESOURCES LIMITED

MARCH 22, 2007

Your address shown in the register of members of Summit is in the United States. Paladin intends to rely on Rule 802 of the Securities Act of 1933 (US) to permit it to issue Paladin Shares in exchange for Summit Shares under its Offer to Summit shareholders with registered addresses in the United States. Accordingly, if you accept Paladin's Offer, you will not be treated as a Foreign Shareholder (as that term is defined in the Bidder's Statement) and Your Summit Shares will not be sold under the nominee process described in section 13.7 of the Bidder's Statement. You will receive Paladin Shares as consideration for Your Summit Shares.

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.



Summit shareholders should ACCEPT THE OFFER IMMEDIATELY

In its Bidder's Statement, Paladin makes a compelling case for Summit shareholders to accept its offer of 1 Paladin share for every 2.04 Summit shares **(Offer)**.

However, in its 2 March 2007 announcement, the Summit Board recommended shareholders reject the Offer.

This Second Supplementary Bidder's Statement explains why Paladin believes the Summit Board's "reject" recommendation is flawed and should be disregarded. There are four key reasons for this:

1. Contrary to the Summit Board's assertion, which is made without any independent support, the valuation of Summit implied by the Offer is **fair and reasonable**.
2. **Paladin is better equipped than Summit** to develop Mt Isa and will do so in a professional and timely manner.
3. The Summit Board cannot substantiate the suggestion that Paladin Shares are overvalued: on the contrary, accepting Summit shareholders will continue to enjoy **excellent upside potential** through owning Paladin Shares.
4. There are no sinister motives behind the Offer: it represents **a win-win outcome** for Summit and Paladin shareholders.

Each of these points is explained in detail below.

Summit shareholders should also note that **Paladin's Offer is now unconditional.** Accordingly, if you accept the Offer you will receive your Paladin Shares within 7 days.

7



Paladin is better equipped than Summit to develop Mt Isa and will do so in a professional and timely manner.

1 The valuation offered for Summit is FAIR AND REASONABLE

Paladin's Offer is demonstrably fair and reasonable.

The Summit Board claims the Offer falls short of fair value, but offers no independent data or evidence, such as a report by an independent expert, by way of support for that claim.

1.1 Possible developments for Summit are already valued

Based on the 5 day volume weighted average price **(VWAP)** for Paladin shares and the 10 day VWAP for Summit shares on the ASX prior to announcement, the Offer provides you with a 34% premium to the value of Your Summit Shares.

The Summit Board has claimed that Paladin's bid is in some way timed to avoid paying for possible upside for Summit shareholders from Summit's ongoing Supreme Court litigation against Paladin subsidiaries, the likely change in Federal Labor Party policy on uranium mining at the upcoming 2007 annual conference, the Pacific Mines Limited **(Pacific Mines)** spin-off, and the widely flagged (but apparently delayed) announcement of further JORC resources.

However, trading in Summit shares prior to the announcement of the Offer was conducted with full knowledge of this possible upside. **There have been no new material developments announced by Summit since Paladin announced its Offer.** Indeed, despite promises to the contrary, Summit has made very little progress on any of these fronts in the last six months. The price of Summit shares in the market prior to the Offer reflected investors' views of this possible upside. Paladin is offering a ***further 34% premium*** to this price.

The Summit Board claims the Offer falls short of fair value, but offers no independent data or evidence, such as a report by an independent expert, by way of support of that claim.

Looking at each of these sources of possible upside for Summit shareholders:

(a) Summit's litigation is not likely to succeed

As noted in the Bidder's Statement, Paladin's view is that Summit is not likely to succeed in the litigation it commenced.

It is also very unlikely that the Court's decision will be received within the May/June timetable suggested by the Summit Board.

Further, the fact that Resolute and Mt Isa have counterclaimed against Summit (a fact not disclosed by Summit until after it was disclosed in Paladin's Bidder's Statement) highlights that **Summit shareholders are also exposed to *downside risk* from the litigation.**

(b) A change in Labor Party uranium mining policy is already priced in

A change in Federal Labor Party policy on uranium mining has long been anticipated.

Indeed, this change is a pre-condition for Summit realising any value from its uranium resources, all of which are located in Queensland, under a Labor State Government.

The potential upside from any change **is already factored into the Summit share price.**

(c) The proposed Pacific Mines spin-off does not offer hidden value

Summit first announced the Pacific Mines spin-off in September 2006 and has stated it would be completed by "early 2007". Summit is still unable to provide a definitive date for the transaction to occur.

In any event, in Paladin's view, there is nothing new or inherently valuable to Summit shareholders in the Pacific Mines spin-off. Summit shareholders own the Pacific Mines assets now and would continue to do so after the spin-off. **Pacific Mines does not represent hidden value** for Summit shareholders.

(d) The addition of JORC resources is long anticipated – and has been frequently delayed


28 April 2006
By the end of 2006:
Summit expects to announce 8 resources
22 August 2006
Summit announces
1 resource (Valhalla)
16 October 2006
By the end of 2006:
Summit expects to announce 5, possibly 6, resources
31 December 2006
End of 2006:
Only 1 resource announced
30 January 2007
Summit announces
a further 4 resources HAVE BEEN modelled and calculated
12 March 2007
Summit announces
the 4 resources HAVE NOT BEEN modelled and calculated

In its March 2006 Quarterly Report, Summit stated that it would announce eight JORC compliant resources by the end of 2006. During that year, this expectation was reduced to "five, possibly six, resources" (2006 Annual Report) and then to four resources (December 2006 Quarterly Report).

To date Summit has announced ***only one*** such resource – Valhalla.

In its December 2006 Quarterly Report, Summit announced that resource estimates **HAD BEEN** modelled and calculated for the Skal, Andersons, Miroola and Bikini deposits, and that those resource estimates were being audited by Hellman & Schofield.

However, in its drilling results release on 12 March 2007, Summit announced that a resource estimate is **CURRENTLY BEING** calculated and modelled for Andersons, after the receipt of two more assays, and that Summit's objective is to have sufficient density of drilling to enable a resource estimate **TO BE** calculated for Skal, Bikini, Mirroola and Watta.

The inconsistency of Summit's announcements over the past 12 months point to real doubts as to the ability of its management to deliver on what should be a core competency for any exploration company: proving up resources in a timely manner.

Summit is still promising the imminent release of JORC compliant resource statements. Paladin welcomes these announcements as they represent upside for both Summit and Paladin shareholders should Paladin's bid succeed. However, unless Summit's JORC resource base increases by more than 31%, Paladin's Offer will still value Summit at a higher dollar value per pound of JORC/NI 43-101 compliant U_3O_8 than Paladin itself, whose projects are on average significantly more advanced.

(e) The Offer is fully valued on a pound of U_3O_8 (JORC/NI 43-101 compliant) basis

Benchmarking the value of Paladin's Offer price against other uranium exploration and development companies in Australia and Canada contradicts the Summit Board's position and supports Paladin's view that the Offer is fair and reasonable.

The Implied Offer Price (as at 26 February 2007) values Summit at US$27.7 per pound of U_3O_8 (JORC/NI 43-101 compliant), compared to Paladin at US$20.7, Energy Resources of Australia at US$7.0, Mega Uranium at US$23.3, UrAsia Energy at US$32.0 and SXR UraniumOne at US$6.5 (prior to merger with UrAsia). There are many factors which drive valuation per pound of metal, including capital intensity, grade, expected/actual operating costs, timeframe and likelihood for development, expected growth in resource and technical and sovereign risk.

Summit shareholders should insist that the Summit Board provide fact-based support for its assertion that its Mt Isa assets should be valued at an even higher premium to the companies mentioned above (and others).

The chart below shows how the JORC/NI 43-101 resources and grades of Summit's owned deposits compare with other well known Australian, African and Canadian deposits.

JORC/NI 43-101 grades & resources compared to major Australian, African & Canadian deposits


Cigar Lake
McArthur River
Olympic Dam
Grade (%)
Rabbit Lake
Jabiluka
Kintyre
Honeymoon
Michelin/Jacques
Yeleerie
Ranger
Kayelekera
Valhalla
Langer Heinrich
Dominion
Rossing
Lake Way/Centipede

Summit shareholders should insist that the Summit Board provide fact-based support for its assertion that its Mt Isa assets should be valued at an even higher premium to the companies mentioned above (and others).

(f) The Georgina Basin assets offer limited potential

Summit has referred to the Georgina Basin greenfield uranium project as another potential source of upside. However, you should note that only seven months ago Summit effectively valued this asset at A$10m, by granting Newland Resources Limited **(Newland)** the option to take up 50% of the asset through a A$5m farm-in agreement. Under the terms of the agreement, the $5m was not even paid to Summit, but through expenditure on the project.

Furthermore, in the seven months since the farm–in was announced, there has been **no material advancement**. The airborne electromagnetic geophysical survey that was to "immediately commence" in August 2006 was not started until February 2007. Most importantly, Newland, which is sole funding the exploration, **spent nothing** on exploration last quarter.



While Paladin's share price (and hence the Implied Offer Price) has declined since the Announcement Date, this was accompanied by a decline in global equity markets generally. In Paladin's view, based on the performance of other listed uranium companies since the Announcement Date, it is likely that, in the absence of Paladin's Offer, Summit's Share price would also have declined. Therefore, although it may appear that a lower premium is now being offered when compared to the pre-Offer trading price of Summit, this is not necessarily the case.

1.2 Summit shareholders and the market believe the Offer is fair

Even before the Offer was open for acceptance, Summit shareholders were voting with their feet.

In the 14 trading days following the announcement of the Offer, approximately 31% of Summit's shares changed hands.

This included the **total sell down by Summit's largest shareholder** (Firebird Global Master Fund, Ltd), which sold its entire 8.2% stake at a 7.6% discount to the Summit daily VWAP at that time.

Turnover of approximately 31% far exceeds the typical level of trading in Summit Shares: typically, 4.5% of Summit Shares would have changed hands over 14 trading days (based on average trading volumes in the six months prior to the announcement of the Offer).

Throughout the period since announcement of the Offer, the Summit Share price has closely tracked the Implied Offer Price. A significant proportion of Summit's current shareholders, and the market generally, therefore appear to consider the Offer fair and reasonable.

1.3 Summit should provide an independent expert's report

It is common for the target of an unsolicited bid to commission an independent expert to provide a report for inclusion in the target statement.

In Summit's case, such a report would provide shareholders with a view on the merits of the Offer that is free from the real or perceived biases of both the bidder and the target.

Summit shareholders should insist that Summit include in its Target's Statement an independent expert's report by a reputable organisation with relevant experience in this area.

2 PALADIN IS BETTER EQUIPPED THAN SUMMIT to develop Mt Isa

Paladin believes it will be able to extract greater value from the Mt Isa assets than Summit on a stand-alone basis.

While this is a subjective debate, there are four objective facts which make Summit's argument to the contrary very difficult to sustain:

(a) Paladin has a proven ability to manage and complete construction of large scale uranium projects

Paladin has completed construction and commenced production at Langer Heinrich and is progressing towards developing Kayelekera in the near future. **Summit, on the other hand, has not commenced construction on any of its projects and remains an exploration company which is yet to complete a bankable feasibility study.**

(b) Paladin has a team of professionals experienced in uranium geology and mining

Paladin has a team of professionals experienced in uranium specific geology, metallurgy and mining together with skills in marketing, project management and finance. **The Summit team has struggled to grow, with several important staff leaving very recently.** Summit claims it can grow its skill base through recruitment and use of consultants, but its success to date in this area has been limited. Furthermore, Summit will need to find this team despite a shortage of uranium experience globally and an extremely tight labour market in the Australian resource industry.

Summit shareholders may be aware that Garnet Halliday, Paladin's Executive General Manager for Operations and Development, passed away in tragic circumstances less than 2 weeks ago. Garnet played a pivotal role in the successful development and start-up of the Langer Heinrich mine in Namibia and was leading Paladin's strong development team in preparing for the construction of the Kayelekera mine in Malawi. Paladin has commenced the search for a suitable candidate to fill Garnet's role and believes that the depth of its management team will allow it to continue to progress the Kayelekera project toward its scheduled start-up in September 2008.

(c) Paladin will be better able to negotiate attractive offtake agreements

Paladin is already an established producer at Langer Heinrich, and will have two producing assets when it comes to commission Mt Isa.

Paladin's demonstrated ability to supply final product will materially improve Paladin's ability to negotiate attractive offtake agreements with nuclear utilities.

(d) Summit has not supported its 2010 target production date for Valhalla

Paladin has already explained its concern that Summit's 2010 production target is unrealistic, given the amount of complex interrelated activities that will be required to bring the first new Queensland uranium mine for decades into production (should State Government policy change as expected).

To date the 2010 production target has only been the subject of ad hoc announcements: **the Summit Board has not published a detailed schedule to support the 2010 timeline,** or subjected such a schedule to independent review. Summit has not revealed any details of pre-feasibility studies conducted by reputable engineers to back-up its 2010 timeline or cost estimates. Paladin also has concerns about the capital cost and operating cost estimates published recently by Summit.

3 Paladin continues to enjoy EXCELLENT UPSIDE POTENTIAL

Summit shareholders who accept the Offer and receive Paladin shares will continue to enjoy excellent upside opportunities which compare favourably to those available through holding Summit Shares alone.

Importantly, as noted in the Bidder's Statement, **Paladin provides a materially lower risk profile** through having existing cash-flow generating assets and exposure to jurisdictions currently favourable to uranium production.

Summit shareholders should also note that, as a leading resources company in the ASX 100, Paladin is followed by a wide range of research analysts from the world's leading investment banks, including Deutsche Bank, RBC Capital Markets, UBS Securities Australia, Fosters Stockbroking, Macquarie Bank, National Bank Financial, ABN AMRO, GMP Securities, Patersons, Sprott Securities and Dundee Securities (with BMO Capital Markets about to initiate coverage). In comparison, Summit's research analyst following is limited.

The following matters represent future upside potential for Paladin:

(a) Continued exposure to uranium prices

Both Paladin and Summit offer exposure to uranium prices should these continue to improve in the medium term.

While Paladin has some contracts in place, these were entered into in 2006 and do not present the "legacy" problems inherent in contracts written by other producers during the pre-2005 uranium depression. Paladin's existing contracts and sales commitments enable the company to **participate in current high uranium prices.** Much of Paladin's future production (from Langer Heinrich and, later, Kayelekera) is free from any fixed price contracts, providing the opportunity to capitalise further on rising uranium prices.

(b) Continued exposure to changes in State Government policy

Both Paladin and Summit offer exposure to upside (and downside) associated with changes in State Government uranium mining policy.

However, Paladin provides a **balance of exposure** across Northern Territory, Western Australia and Queensland assets. On the other hand, all of Summit's uranium assets are located in Queensland.

(c) Paladin has upcoming positive milestones at Langer Heinrich

Paladin has a number of upcoming positive milestones at Langer Heinrich.

These include achievement of nameplate capacity throughput, commitment to expansion of the existing facility, finalisation of plans to produce and sell the vanadium already within the ore, and further resource upside associated with ongoing exploration including from tenements recently secured along strike to the west of the existing mining lease.

(d) Paladin has upcoming positive milestones at Kayelekera

Paladin also has a number of upcoming positive milestones at Kayelekera.

These include construction and commissioning of the facility (which will produce at a higher rate than previously expected) as well as results from a major regional exploration programme which is expected to commence in the second half of 2007.

Furthermore, **Summit's claimed downsides for accepting shareholders should be disregarded.** Shareholders should note that Summit recently conceded that certain concerns it raised in its 2 March 2007 announcement in relation to the form of consideration to be received by "foreign holders" and tax consequences of the Offer were incorrect.

In particular, Summit shareholders whose address on the register of members of Summit is in Australia or New Zealand, will be entitled to receive Paladin Shares.

Paladin has also taken steps to ensure that Shareholders with a registered address in the United States will receive Paladin Shares under the Offer.

Furthermore, there is no requirement in Australia for shareholders to hold their Summit stock for 12 months or more to CGT enjoy roll over relief, if Paladin achieves at least 80% ownership of Summit under the Offer.



Accepting Summit shareholders will continue to enjoy excellent upside potential through owning Paladin shares.

4 The Offer is A WIN-WIN OUTCOME for both Summit and Paladin shareholders

The Summit Board claims that Paladin's Offer was deliberately timed to close prior to the Australian Labor Party conference and to eliminate the risk posed to Paladin from Summit's ongoing Supreme Court litigation against its subsidiaries.

Paladin refutes both these assertions.

Had Paladin's timing been governed by a desire to pre-empt State Government uranium policy changes, it could have launched its offer in 2006. In fact, the timing of **the Offer was driven by the desire to publish a thorough and independent review of the Valhalla and Skal ore bodies,** as contained in Paladin's December 2006 NI 43-101 report. It was also driven by Paladin's desire to focus on the commissioning of the Langer Heinrich project and finalisation of the Kayelekera Feasibility Study & Development Agreement.

Paladin's motivation is simple.

While it recognises the potential within the Mt Isa region and the existing identified uranium assets, Paladin believes that if it controls the development process it will be able to add value to its existing share of Valhalla/Skal assets and to Summit's other uranium assets. Moreover, Paladin is keen to maximise the size of its development opportunities in 2012/2013 and believes increasing its exposure to the Valhalla/Skal assets can provide this.

The conclusion: Summit shareholders should ACCEPT THE OFFER IMMEDIATELY

Paladin encourages Summit shareholders to carefully review this material and the Bidder's Statement, and to consider whether Summit's arguments really have merit. It is Paladin's view that Summit's recommendation to reject the Offer is flawed. Summit shareholders should **ACCEPT THE OFFER IMMEDIATELY,** to capture the compelling benefits which a combined Paladin and Summit will provide.

Remember, the Offer is now unconditional. If you accept, you will receive your consideration within 7 days after acceptance.

Other notices

Unless the context otherwise requires, terms defined in the Bidder's Statement have the same meaning as in this Second Supplementary Bidder's Statement.

A copy of this Second Supplementary Bidder's Statement has been lodged with ASIC. Neither ASIC nor any of its officers take any responsibility for its contents.

Signed for and on behalf of Paladin following a unanimous resolution of the directors of Paladin.

Mr Rick Crabb
Chairman

Dated: 19 March 2007



Directors (left to right) Mr Sean Llewelyn,
Mr George Pirie, Ms Gillian Swaby (Company Secretary),
Mr John Borshoff, Mr Ian Noble and Mr Rick Crabb.

Key Contacts

Share registrar for the Offer
Computershare Investor Services Pty Limited
Level 2, 45 St Georges Terrace
Perth Western Australia 6000
Telephone: (+61 8) 9323 2000
Facsimile: (+618) 9323 2033

Paladin Offer Information Line*
1800 651 091
* For legal reasons, calls to these numbers will be recorded.



PALADIN RESOURCES LTD
ACN 061 681 098

END